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                             [FRISCH'S LETTERHEAD]

                                                                   July 14, 1997

Dear Shareholders:

     We are pleased to inform you that the Board of Directors of Frisch's Restaurants, Inc. (the "Company") has approved an offer to purchase up to 1,000,000 shares of its common stock, no par value (the "Shares"), at a price not greater than $17.00 nor less than $15.00 per Share. The Company is conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price or prices within the specified price range at which you are willing to sell all or a portion of your Shares to the Company. The Company will determine the lowest single per Share purchase price (the "Purchase Price") within that range that will enable it to buy 1,000,000 Shares, or such lesser number of Shares as have been properly tendered. All Shares purchased in the Offer will be acquired at the Purchase Price so that each shareholder receives the highest price paid to any other shareholder. If the offer is oversubscribed, Shares validly tendered at or below the purchase price will be purchased on a pro-rata basis. Any Shares tendered by you which the Company does not purchase will be returned.

     The Company's Board of Directors desires to enhance shareholder value and provide a liquidity opportunity to shareholders. The Board of Directors believes that Share repurchases funded by borrowings under the Company's credit facility will advance such objectives and be in the best interests of the Company and its shareholders. Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. This opportunity to sell Shares without paying any brokerage fee may be particularly valuable to smaller shareholders, for whom such fees may be relatively high. In addition, the Offer may give shareholders the opportunity to sell Shares at greater than market prices prevailing prior to commencement of the Offer. The Offer also allows Shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

     The offer is explained in detail in the Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you wish to tender your Shares, instructions on how to tender Shares are provided in the accompanying materials.

     Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each shareholder must make their own decision whether to tender Shares and, if so, how many Shares and at what price or prices should be tendered. Except for directors Barry S. Nussbaum and Jerry L. Ruyan, whose intentions are unknown, the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

     Questions regarding the offer should be directed to the Furman Selz LLC, the Dealer Manager, at (800) 939-9991 or McCormick & Pryor Ltd., the Information Agent, at (800) 476-2508 PIN #3774.

                                          Sincerely,

                                          JACK C. MAIER,
                                          Chairman of the Board of Directors

                                          CRAIG F. MAIER,
                                          President and Chief Executive Officer